FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 4 DATED NOVEMBER 9, 2012
TO THE PROSPECTUS DATED JULY 6, 2012

This document supplements, and should be read in conjunction with, our prospectus dated July 6, 2012 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, and supplement no. 3 dated October 2, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information regarding our indebtedness;

•	a change to the IRA custodian for purchasers who want to purchase shares through an IRA account;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and nine months ended September 30, 2012, filed on November 6, 2012; and

•	our unaudited financial statements as of and for the three months and nine months ended September 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on November 6, 2012.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of November 2, 2012, we had raised aggregate gross offering proceeds of approximately $415.2 million from the sale of approximately 16.7 million shares in this offering, including shares sold under our distribution reinvestment plan.

On September 19, 2012, our board of directors determined that it is in our best interest not to conduct a follow-on public offering of shares of our common stock. Therefore, this offering is expected to terminate on June 10, 2013, pursuant to its terms.

Information Regarding Our Indebtedness

As of November 2, 2012, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 27%. As of November 2, 2012, we had total outstanding indebtedness of approximately $124.9 million, which consisted of $100.0 million drawn from the $100.0 million Wells Core Term Loan Facility and a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan.

Subscription Procedures

Effective December 19, 2012, our agreement with State Street Bank and Trust will terminate.  On this date, First Trust Retirement (First Trust) will be appointed as the successor custodian for the currently established State Street Bank and Trust Individual Retirement Accounts (IRAs).  First Trust may also act as custodian for purchasers of our common stock who desire to establish new IRAs through which they would like to purchase shares.  Through our agreements with Wells Capital and DST Systems, we will continue to support and service purchasers of our common stock who wish to hold their shares in an IRA with First Trust. We will also continue to cover the first-year annual IRA fee assessed by First Trust during our offering period.  Thereafter, investors are responsible for the annual IRA maintenance fees charged by First Trust Retirement.   Further information about custodial services is available through your broker.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
We were formed to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are primarily located in major metropolitan areas throughout the United States. As of September 30, 2012, we owned 11 real estate properties, consisting of approximately 1.9 million square feet. These office properties were 100% leased as of September 30, 2012.
We have no paid employees and are externally advised and managed by Wells Core Advisor and Wells Management, wholly owned subsidiaries of Wells Real Estate Funds. We have elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes and have operated as such beginning with our taxable year ended December 31, 2010.
We began receiving investor proceeds from the sale of our common stock under this offering in July 2010. On September 29, 2010, we raised our minimum offering of $2.5 million and commenced active operations. We acquired our first real estate asset in October 2010. We continued receiving investor proceeds under this offering through September 30, 2012. Thus, the results of our operations for the three months and nine months ended September 30, 2012 are indicative of an early-stage enterprise with growing revenues and expenses associated with the acquisition of real estate assets, interest expense associated with debt financing on the acquisition of real estate assets, and general and administrative expenses that represent a high percentage of total revenues but are decreasing as the enterprise grows. As of September 30, 2012, we have raised gross offering proceeds of approximately $398.8 million through the issuance of common stock in this offering, and we have used those proceeds, net of fees, to invest in real estate and repay borrowings used to acquire real estate properties in advance of raising equity proceeds under this offering. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under generally accepted accounting principles ("GAAP"), we expense costs incurred in connection with the acquisition of real estate assets, including acquisition fees of 2.0% of gross offering proceeds raised under this offering.
On September 19, 2012, our board of directors determined that it is currently in our best interest not to conduct a follow-on public offering of shares of our common stock. Therefore, this offering is expected to terminate on June 10, 2013, pursuant to its terms. With our goals of providing current income to our stockholders and preserving their capital, we view our most significant challenges as:

•	Continuing to raise sufficient amounts of equity capital through the termination of this offering in order to acquire a large, diversified portfolio while maintaining a moderate leverage ratio; and

•	Investing net offering proceeds in properties that are accretive to our distributions at a time when the demand for high-quality, income-producing properties is high.

Liquidity and Capital Resources
Overview
During the nine months ended September 30, 2012, we raised proceeds under this offering, net of payments for commissions, dealer-manager fees, other offering costs and redemptions, of approximately $150.6 million, substantially all of which was invested in real estate properties, either directly (approximately $5.9 million) or through the repayment of debt (approximately $132.7 million) used to acquire real estate properties in advance of raising equity proceeds under this offering. During the nine months ended September 30, 2012, we acquired the following properties using a combination of equity and debt proceeds:

				Funded with:
Property Name	Location	Acquisition Date	Purchase Price	Equity Proceeds	Debt Proceeds(1)
South Lake Building	Herndon, VA	3/22/2012	$90,900,000	$3,868,016	$87,031,984
Four Parkway North Building	Deerfield, IL	7/2/2012	41,144,691	1,144,691	40,000,000
2275 Cabot Drive Building	Lisle, IL	9/5/2012	17,900,000	900,000	17,000,000
Total			$149,944,691	$5,912,707	$144,031,984

(1)
Represents proceeds from the credit facility dated as of June 29, 2011 (the "Amended Regions Credit Facility") used to fund the respective property at the time of acquisition. The Amended Regions Credit Facility was replaced by an unsecured credit facility (the "Wells Core Unsecured Debt Facility") on September 26, 2012. The outstanding balance on the Wells Core Unsecured Debt Facility was $107.4 million as of September 30, 2012.

We entered into the Wells Core Unsecured Debt Facility on September 26, 2012, which replaced the Amended Regions Credit Facility. Under the Wells Core Unsecured Debt Facility, we may borrow up to a total of $300 million, subject to availability. The Wells Core Unsecured Debt Facility is comprised of a $200 million revolving credit facility (the "Wells Core Revolving Facility") and a $100 million term loan facility (the "Wells Core Term Loan"), which mature on September 26, 2015 and September 26, 2017, respectively. We have the option to extend the Wells Core Revolving Facility for two periods of 12 months each subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Wells Core Revolving Facility. We may borrow under the Wells Core Unsecured Debt Facility at rates equal to (1) LIBOR , plus the applicable LIBOR margin or (2) the greater of (a) the prime rate announced by Regions Bank, (b) the Federal Funds Effective Rate plus 0.50% or (c) the one-month LIBOR (adjusted daily) plus 1.00%, plus the applicable base rate margin. The applicable LIBOR margin under the Wells Core Revolving Facility and Wells Core Term Loan may vary from 1.75% to 2.50% and from 1.65% to 2.40%, respectively, and the applicable base rate margin under the Wells Core Revolving Facility and Wells Core Term Loan may vary from 0.75% to 1.50% and 0.65% to 1.40%, respectively, based on our then current leverage ratio. Beginning September 26, 2013, we effectively fixed the interest rate on $75 million of the Wells Core Term Loan at 0.891%, plus a margin of 1.65% to 2.40%, based on our then current leverage ratio, with an interest rate swap executed contemporaneously with the Wells Core Term Loan. Under the terms of the Wells Core Unsecured Debt Facility, we generally are required to make interest-only payments. We may prepay the Wells Core Unsecured Debt Facility in whole or in part at any time, subject to reimbursement of breakage and redeployment costs incurred in connection with LIBOR borrowings; however, amounts repaid on the Wells Core Term Loan may not be reborrowed.
We anticipate that our primary sources of future capital will be derived from the sale of our common stock under this offering through its expected expiration on June 10, 2013, and from net rental revenues generated from the properties we have acquired and anticipate acquiring in future periods. Stockholder distributions will be largely dependent upon, among other things, the amount of cash generated from our operating activities, our determination of near-term cash needs for capital expenditures at our properties and debt repayments, and our expectations of future operating cash flow generated from our properties.

Short-Term Liquidity and Capital Resources
Net cash provided by financing activities for the nine months ended September 30, 2012 was approximately $145.9 million. During the nine months ended September 30, 2012, we generated net proceeds from the sale of common stock under this offering, net of payments for commissions, dealer-manager fees, other offering costs and redemptions, of approximately $150.6 million, the majority of which was used to pay down debt, fund acquisition fees and partially fund the acquisitions of the South Lake Building, the Four Parkway North Building, and the 2275 Cabot Drive Building (collectively, the "2012 Acquisitions"). During the nine months ended September 30, 2012, we received gross debt proceeds of approximately $271.9 million from the Amended Regions Credit Facility and the Wells Core Unsecured Debt Facility. The debt proceeds received from the Amended Regions Credit Facility were used to partially fund the 2012 Acquisitions, and the debt proceeds received from the Wells Core Unsecured Debt Facility were used to repay the Amended Regions Credit Facility and the Royal Ridge V Loan in September 2012. We repaid approximately $260.6 million on our debt facilities and notes payable during the nine months ended September 30, 2012. We intend to generate additional equity proceeds from the sale of common stock under this offering through its expected expiration on June 10, 2013, and to use those proceeds, along with additional borrowings, to make additional real estate investments, either directly or through investments in joint ventures, and to satisfy our near-term debt requirements. If sufficient equity capital is not available, our future investments in office and industrial properties will be lower.
During the nine months ended September 30, 2012, net cash provided by operating activities was approximately $8.8 million, which consisted primarily of rental receipts and tenant reimbursements in excess of payments for property operating costs, acquisition-related costs, asset and property management fees, and general and administrative costs, such as legal, accounting and other processional fees. During the nine months ended September 30, 2012, acquisition-related costs paid, which were funded with cash generated from the sale of common stock under this offering but which under GAAP reduced net cash from operating activities, were approximately $4.7 million. During the nine months ended September 30, 2012, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to the Wells Core Office Income REIT Distribution Reinvestment Plan ("DRP"), of approximately $13.7 million. We expect to use the majority of our future net cash flow from operating activities to fund distributions to stockholders (please refer to the Distributions section below for additional information).
During the nine months ended September 30, 2012, net cash used in investing activities was approximately $151.1 million and primarily related to the 2012 Acquisitions. We expect to utilize the residual cash balance of approximately $8.3 million as of September 30, 2012 to satisfy current liabilities, pay down the outstanding balance of the Wells Core Revolving Facility, and/or acquire additional real estate properties.
On August 30, 2012, our board of directors declared distributions for stockholders of record from September 16, 2012 through and including December 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share.
As of September 30, 2012, the Wells Core Unsecured Debt Facility contained, among others, the following restrictive covenants:

		Actual Performance
	Covenant Level	September 30, 2012
Fixed-charge coverage ratio	Greater than 1.75x	4.29
Total debt to total asset value ratio	Less than 55%	29%
Secured debt to consolidated tangible assets	Less than 40%	8%
Secured debt, excluding non-recourse debt, to consolidated tangible assets	Less than 15%	0%
Tangible net worth	Greater than approximately $234.3 million(1)	$335.1 million

(1)
Effective September 26, 2012, our tangible net worth must be greater than $233.8 million, plus 72.25% of the gross cash proceeds, net of redemptions paid, of all of our equity issuances consummated after September 26, 2012.

Effective December 31, 2012, total distributions for each fiscal year, less amounts reinvested pursuant to the DRP, cannot exceed the greater of (1) 90% of funds from operations, as defined in the Wells Core Unsecured Debt Facility, as long as total distributions, less amounts reinvested pursuant to the DRP, for any two consecutive quarters do not exceed 100% of funds from operations, as defined, or (2) the minimum amount required to continue to qualify as a REIT.
As of September 30, 2012, we believe we were in compliance and expect to remain in compliance with these, and all other, restrictive covenants of the Wells Core Unsecured Debt Facility.
Long-Term Liquidity and Capital Resources
Upon the expiration of this offering, we expect that our primary source of capital will include proceeds from secured or unsecured financings from banks and other lenders and net cash flows from operations. We anticipate funding distributions to our stockholders from net cash flows from operations; however, we may periodically borrow funds on a short-term basis to fund distributions as well.
We expect that our principal demands for capital will include capital improvements for our properties; repayment of debt; operating expenses, including interest expense on any outstanding indebtedness; distributions; and redemptions of shares of our common stock under the Wells Core Office Income REIT's share redemption program, as amended.
In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our office and industrial properties, is anticipated to be used to pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. Substantially all net proceeds generated from the sale of shares under our DRP or from debt financing will be available to fund capital expenditures and to pay down outstanding borrowings.
We have a policy of keeping our debt at no more than 50% of the cost of our assets (before depreciation), referred to as the debt-to-real-estate-asset ratio; however, we may borrow in excess of this threshold under some circumstances. Over the short term, we expect to temporarily draw on the Wells Core Revolving Facility to bridge timing differences that may arise between our ability to raise equity under this offering and to fund suitable acquisition prospects. Additionally, we may place long-term debt on our existing properties and those properties acquired in the future. The percentage of short-term and long-term debt used in our capital structure will depend on various factors to be considered in the sole discretion of our board of directors, including but not limited to, our ability to raise equity proceeds from the sale of our common stock under this offering, the availability of properties meeting our investment criteria, the availability of debt, and changes in the cost of debt financing. Over the long term, we intend to maintain debt levels less than the 50% debt-to-real-estate-asset ratio. As of September 30, 2012, our debt-to-real-estate-asset ratio was approximately 29%. Our charter limits us from incurring debt in relation to our net assets in excess of 100%; however, we may temporarily exceed this limit upon the approval of a majority of our Conflicts Committee. Our board of directors may determine that it is in our best interest to pursue leveraged acquisitions in order to enable us to more quickly acquire a diversified portfolio of office and industrial properties. As a result, we are not able to anticipate with any degree of certainty what our debt levels will be in the short term. In accordance with our charter, if our board of directors and our Conflicts Committee approves any borrowing in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess.

Contractual Obligations and Commitments
As of September 30, 2012, our contractual obligations were as follows:

	Payments Due By Period
Contractual Obligations	Total	2012	2013-2014	2015-2016	Thereafter
Debt obligations	$132,300,000	$—	$24,900,000	$7,400,000	$100,000,000
Estimated interest on debt obligations(1)	13,212,441	680,349	5,791,069	4,967,678	1,773,345
Tenant allowances	144,591	144,591	—	—	—
Total	$145,657,032	$824,940	$30,691,069	$12,367,678	$101,773,345

(1)
Interest obligations on variable-rate debt are measured at the rate at which they are effectively fixed with interest rate swaps (where applicable). Interest obligations on all other debt are measured at the contractual rate.

Distributions

Our board of directors typically declares distributions to common stockholders in advance of a period spanning approximately one quarter using daily record dates. In determining the rate of stockholder distributions, our board considers a number of factors, including the current and future levels of cash available to fund stockholder distributions, which is dependent upon the operations of our properties, the rate at which we are able to raise equity proceeds under this offering, and the rate at which we invest these proceeds (in combination with borrowings) in new properties. In making this determination, our board of directors also considers our current and future projected financial condition, our capital expenditure requirements, our expectations of future sources of liquidity, and the annual distribution requirements necessary to maintain our status as a REIT under the Internal Revenue Code of 1986 (the "Code").

When evaluating the amount of current and future cash available to fund distributions to stockholders, we consider net cash provided by operating activities (as measured in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. In accordance with Accounting Standards Codification Topic 805 Business Combinations ("ASC 805"), we expense all acquisition-related costs as incurred. Acquisition-related costs include acquisition fees payable to Wells Core Advisor (see Note 9 to our accompanying consolidated financial statements); customary third-party costs, such as legal fees and expenses; costs of appraisals; accounting fees and expenses; title insurance premiums; and other closing costs. As provided in this prospectus, acquisition-related costs are funded with cash generated from the sale of common stock in this offering and, therefore, are not funded with cash generated from operations.

Generally, our policy is to pay distributions based on current and projected cash flow from operations after giving consideration to amounts excluded from cash flow from operations under GAAP but paid for out of proceeds from this offering, such as acquisition-related expenses. Over the long term, we expect to fund stockholder distributions principally with cash flow from operations (reflecting the impact of ASC 805); however, in the short term, we may also temporarily use borrowings to fund stockholder distributions during our fundraising and property acquisition stages (i) to bridge the gap between timing differences that may arise between the rate at which we are able to raise equity proceeds under this offering and the rate at which we are able to deploy equity into income-producing properties and (ii) to the extent we declare distributions in anticipation of cash flow that we expect to receive during a later period and we pay these distributions in advance of our actual receipt of these funds.
Our board of directors declared distributions for stockholders of record from December 16, 2011 through and including March 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in March 2012.
Our board of directors declared distributions for stockholders of record from March 16, 2012 through and including June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in June 2012.

Our board of directors declared distributions for stockholders of record from June 16, 2012 through and including September 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in September 2012.
For the nine months ended September 30, 2012, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to the DRP, of approximately $13.7 million. During the same period, net cash provided by operating activities was approximately $8.8 million, including approximately $4.7 million of acquisition-related costs paid with proceeds from this offering, but which under GAAP reduced net cash from operating activities. As a result, the distributions paid to common stockholders for the nine months ended September 30, 2012, as described above, were funded with approximately $8.8 million (reflecting the impact of ASC 805 as described above) from cash provided by operating activities, and the remaining amount of approximately $4.9 million was funded from our borrowings. Borrowings have been used to fund distributions to the extent that (i) quarterly cash flows from operating activities have been used to fund annual payments of property operating costs and (ii) acquisition-related costs have reduced net cash flows from operating activities.
Our board of directors also has declared distributions for stockholders of record from September 16, 2012 through December 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). We expect to pay this distribution in December 2012.

Results of Operations

Overview
We commenced active operations on September 29, 2010 and acquired two properties during the year ended December 31, 2010 and six properties during the year ended December 31, 2011. During the nine months ended September 30, 2012, we acquired three additional properties, bringing our total portfolio to 11 properties as of September 30, 2012. Accordingly, the results of operations presented for the three months and nine months ended September 30, 2012 and 2011 are not directly comparable.

Our results of operations are not indicative of those expected in future periods, as we expect that rental revenue, tenant reimbursements, property operating costs, asset and property management fees, depreciation, amortization, general and administrative expenses, and acquisition fees and expenses will increase in future periods as a result of anticipated future acquisitions of real estate assets.
Comparison of the three months ended September 30, 2012 versus the three months ended September 30, 2011
Rental income and tenant reimbursements increased to $10.4 million and $3.0 million, respectively, for the three months ended September 30, 2012, from approximately $4.3 million and $1.4 million, respectively, for the three months ended September 30, 2011, primarily as a result of the growth in the portfolio during 2011 and 2012. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to the third quarter of 2012, as a result of the acquisition of the 2275 Cabot Drive Building late in the third quarter of 2012, as well as future acquisitions of real estate assets.
Property operating costs and asset and property management fees increased to approximately $4.4 million and $1.0 million, respectively, for the three months ended September 30, 2012, from approximately $2.0 million and $0.5 million, respectively, for the three months ended September 30, 2011, primarily as a result of the growth in the portfolio during 2011 and 2012. Property operating costs and management fees represent approximately 41% and 43% of total revenues for the three months ended September 30, 2012 and September 30, 2011, respectively. Property operating costs and management fees, measured in gross dollars, are expected to continue to increase in future periods, as compared to the third quarter of 2012, as a result of the acquisition of the 2275 Cabot Drive Building late in the third quarter of 2012, as well as future acquisitions of real estate assets.
Depreciation of real estate and amortization of lease costs increased to approximately $3.4 million and $2.1 million, respectively, for the three months ended September 30, 2012, from approximately $1.4 million and $0.8 million, respectively, for the three months ended September 30, 2011, primarily as a result of the growth in the portfolio during 2011 and 2012. Depreciation and amortization are expected to continue to increase in future periods, as compared to the third quarter of 2012, as a result of the acquisition of the 2275 Cabot Drive Building late in the third quarter of 2012, as well as future acquisitions of real estate assets.
General and administrative expenses increased to approximately $1.4 million for the three months ended September 30, 2012 from approximately $0.9 million for the three months ended September 30, 2011, primarily due to increases in salary expense reimbursements payable to Wells Core Advisor as a result of acquiring additional properties during 2011 and 2012. General and administrative expenses, as a percentage of total revenues, decreased to approximately 10% for the three months ended September 30, 2012 from approximately 16% for the three months ended September 30, 2011. In connection with the acquisition of additional properties, we anticipate future general and administrative expenses to continue to increase as measured in gross dollars and to decrease as a percentage of total revenues as we achieve greater economies of scale with a larger portfolio of real estate assets in future periods, as compared to historical periods.
Acquisition fees and expenses decreased to approximately $1.3 million for the three months ended September 30, 2012 from approximately $1.5 million for the three months ended September 30, 2011, primarily due to a decrease in the amount of equity raised under this offering in the third quarter of 2012 as compared to the third quarter of 2011. We incur acquisition fees equal to 2% of gross offering proceeds raised. Please refer to Note 9 of our accompanying consolidated financial statements for additional details. We expect future acquisition fees and expenses to fluctuate based on the rate at which we raise additional proceeds under this offering and acquire additional real estate assets.
Interest expense increased to approximately $2.1 million for the three months ended September 30, 2012 from approximately $1.3 million for the three months ended September 30, 2011, primarily due to an increase in our average outstanding borrowings in connection with the acquisition of properties during 2011 and 2012 and the write-off of approximately $408,000 of deferred financing costs in connection with the closing of the Wells Core Unsecured Debt Facility in September 2012. Future levels of interest expense will vary, based on the amounts of future borrowings and the costs of borrowings. Future borrowings will be used primarily to fund future acquisitions of real estate assets or interests therein. Accordingly, the amounts of future borrowings and future interest expense will be largely dependent upon the level of additional investor proceeds raised under this offering, the opportunities to acquire real estate assets consistent with our investment objectives, and the timing of such future acquisitions.
Our net loss remained relatively stable at approximately $2.5 million for the three months ended September 30, 2012 as compared to $2.6 million for the three months ended September 30, 2011, primarily due to a decrease in our real estate operating loss of $1.0 million as a result of the growth in the portfolio during 2011 and 2012, offset by an increase in our interest expense of approximately $0.8 million. We sustained a net loss for the three months ended September 30, 2012 as a result of incurring a real estate operating loss of approximately $0.3 million and interest expense of approximately $2.1 million. Our real estate operating loss was primarily due to incurring acquisition fees and expenses of approximately $1.3 million, which were funded with proceeds raised from the sale of our common stock under this offering. Interest expense was incurred in connection with borrowings used to finance the purchase of real estate properties in 2011 and 2012. We leveraged our real estate acquisitions with substantial short-term and medium-term borrowings as a result of consummating the acquisitions in advance of raising investor proceeds under this offering. Our net loss per share improved to $0.17 for the three months ended September 30, 2012 from approximately $0.49 for the three months ended September 30, 2011 due to an approximate increase in weighted-average shares outstanding of 9.5 million shares. During our offering stage, we anticipate that future net income (loss) and net income (loss) per share will vary, primarily based on the level of equity proceeds raised and the rate at which we are able to invest such proceeds in income-generating real estate assets.
Comparison of the nine months ended September 30, 2012 versus the nine months ended September 30, 2011
Rental income and tenant reimbursements increased to approximately $27.3 million and $7.1 million, respectively, for the nine months ended September 30, 2012 from approximately $8.0 million and $2.9 million, respectively, for the nine months ended September 30, 2011, primarily as a result of the growth in the portfolio during 2011 and 2012. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to the first nine months of 2012, as a result of owning the assets acquired during 2012 for an entire period and future acquisitions of real estate assets.
Property operating costs and asset and property management fees increased to approximately $10.9 million and $2.8 million, respectively, for the nine months ended September 30, 2012 from approximately $3.9 million and $0.8 million, respectively, for the nine months ended September 30, 2011, primarily as a result of the growth in the portfolio during 2011 and 2012. Property operating costs and management fees represent approximately 40% and 43% of total revenues for the nine months ended September 30, 2012 and September 30, 2011, respectively. Property operating costs and management fees, measured in gross dollars, are expected to continue to increase in future periods, as compared to the first nine months of 2012, as a result of owning the assets acquired during 2012 for an entire period and future acquisitions of real estate assets.
Depreciation of real estate and amortization of lease costs increased to approximately $8.8 million and $5.4 million, respectively, for the nine months ended September 30, 2012 from approximately $2.6 million and $1.4 million, respectively, for the nine months ended September 30, 2011, primarily as a result of the growth in the portfolio during 2011 and 2012. Depreciation and amortization are expected to continue to increase in future periods, as compared to the first nine months of 2012, as a result of owning the assets acquired during 2012 for an entire period and future acquisitions of real estate assets.
General and administrative expenses increased to approximately $3.4 million for the nine months ended September 30, 2012 from approximately $2.0 million for the nine months ended September 30, 2011, primarily due to increases in salary expense reimbursements payable to Wells Core Advisor as a result of acquiring additional properties during 2011 and 2012. General and administrative expenses, as a percentage of total revenues, decreased to approximately 10% for the nine months ended September 30, 2012 from approximately 18% for the nine months ended September 30, 2011. In connection with the acquisition of additional properties, we anticipate future general and administrative expenses to continue to increase as measured in gross dollars and to decrease as a percentage of total revenues as we achieve greater economies of scale with a larger portfolio of real estate assets in future periods, as compared to historical periods.
Acquisition fees and expenses increased to approximately $4.7 million for the nine months ended September 30, 2012 from approximately $4.0 million for the nine months ended September 30, 2011, primarily due to an increase in the amount of equity proceeds raised under this offering. We incur acquisition fees equal to 2% of gross offering proceeds raised. Please refer to Note 9 of our accompanying consolidated financial statements for additional details. We expect future acquisition fees and expenses to continue to increase as we raise additional proceeds under this offering and acquire additional real estate assets.
Interest expense increased to approximately $5.5 million for the nine months ended September 30, 2012 from approximately $2.3 million for the nine months ended September 30, 2011, primarily due to (i) an increase in our average outstanding borrowings in connection with the acquisition of properties during 2011 and 2012, (ii) incurring a full period of non-cash interest expense in connection with the closing of the Amended Regions Credit Facility in June 2011, and (iii) the write-off of approximately $408,000 of deferred financing costs in connection with the closing of the Wells Core Unsecured Debt Facility in September 2012. Future levels of interest expense will vary, based on the amounts of future borrowings and the costs of borrowings. Future borrowings will be used primarily to fund future acquisitions of real estate assets or interests therein. Accordingly, the amounts of future borrowings and future interest expense will be largely dependent upon the level of additional investor proceeds raised under this offering, the opportunities to acquire real estate assets consistent with our investment objectives, and the timing of such future acquisitions.
Our net loss increased to approximately $7.2 million for the nine months ended September 30, 2012 from approximately $6.3 million for the nine months ended September 30, 2011, primarily due to an increase in our interest expense of approximately $3.1 million, partially offset by a decrease in our real estate operating loss of $2.3 million as a result of the growth in the portfolio during 2011 and 2012. We sustained a net loss for the nine months ended September 30, 2012 as a result of incurring a real estate operating loss of approximately $1.6 million and interest expense of approximately $5.5 million. Our real estate operating loss was primarily due to incurring acquisition fees and expenses of approximately $4.7 million, which were funded with proceeds raised from the sale of our common stock under this offering. Interest expense was incurred in connection with borrowings used to finance the purchase of real estate properties in 2011 and 2012. We leveraged our real estate acquisitions with substantial short-term and medium-term borrowings as a result of consummating the acquisitions in advance of raising investor proceeds under this offering. Our net loss per share improved to $0.57 for the nine months ended September 30, 2012 from approximately $1.89 for the nine months ended September 30, 2011 due to an approximate increase in weighted-average shares outstanding of 9.2 million shares, offset by the increase in our net loss. During our offering stage, we anticipate that future net income (loss) and net income (loss) per share will vary, primarily based on the level of equity proceeds raised and the rate at which we are able to invest such proceeds in income-generating real estate assets.
Funds From Operations, Modified Funds From Operations and Adjusted Funds From Operations
Funds from Operations ("FFO"), as defined by NAREIT, is a non-GAAP financial measure considered by some equity REITs in evaluating operating performance. FFO is computed as GAAP net income (loss), adjusted to exclude: extraordinary items, gains (or losses) from property sales (including deemed sales and settlements of pre-existing relationships), depreciation and amortization of real estate assets, impairment write-downs for depreciable real estate, and adjustments for earnings allocated to noncontrolling interests in consolidated partnerships. We believe it is useful to consider GAAP net income, adjusted to exclude the above-mentioned items, when assessing our performance because excluding the above-described adjustments highlights the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be readily apparent from GAAP net income alone.
We do not, however, believe that FFO is the best measure of the sustainability of our operating performance. Changes in GAAP accounting and reporting rules that were put into effect after the establishment of NAREIT's definition of FFO in 1999 result in the inclusion of a number of items in FFO that do not correlate with the sustainability of our operating performance (e.g., acquisition expenses and amortization of certain in-place lease intangible assets and liabilities, among others). Therefore, in addition to FFO, we present the additional supplemental measures described below.
The Investment Program Association ("IPA"), an industry trade group, has standardized a measure known as modified funds from operations ("MFFO"), which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs. Because MFFO excludes costs that are considered more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect operations only in periods in which properties are acquired, MFFO can provide, on a going-forward basis, an indication of the sustainability of operating performance after the period in which properties are acquired. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after this offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities.
We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. Our MFFO calculation complies with the IPA's Practice Guideline and excludes the following income and expenses:

•
Additional amortization of lease assets (liabilities). GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions. As a result, management believes that, by excluding these charges, MFFO provides useful supplemental information that is reflective of the performance of our real estate investments and that is useful in assessing the sustainability of our operations.

•
Straight-line rental income. In accordance with GAAP, rental payments are recognized as income on a straight-line basis over the terms of the respective leases. Thus, for any given period, straight-line rental income represents the difference between the contractual rental billings for that period and the average rental billings over the lease term for the same length of time. This application results in income recognition that can differ significantly from the current contract terms. By adjusting for this item, we believe MFFO provides useful supplemental information reflective of the realized economic impact of our leases, which is useful in assessing the sustainability of our operating performance.

•
Real estate acquisition-related costs. Acquisition expenses are incurred for investment purposes (i.e., to promote portfolio appreciation and generation of future earnings over the long term) and, therefore, do not correlate with the ongoing operations of our portfolio. We believe that excluding these items from MFFO provides supplemental information indicative of the sustainability of our operations. This exclusion also improves comparability of our reporting periods and of our company with other real estate operators.

Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation than they are during the period after their capital raising activities have ceased. As disclosed in this prospectus, we will use the proceeds raised under this offering to acquire properties, repay indebtedness used to acquire properties, and increase our borrowing capacity. We have opted to use substantial short-term and medium-term borrowings to acquire properties in advance of raising equity proceeds under this offering in order to more quickly build a larger and more diversified portfolio. In conjunction with certain acquisitions, we may enter into a master lease agreement with the seller, whereby the seller is obligated to pay us rent pertaining to certain spaces impacted by existing rental abatements. As such, in addition to the above items prescribed by IPA's Practice Guideline, we also adjust for noncash interest expense and master lease proceeds. Noncash interest expense represents amortization of financing costs paid to secure short-term and medium-term borrowings. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio. In accordance with GAAP, master lease proceeds are recorded as an adjustment to the basis of real estate assets at the time of acquisition, and, accordingly, are not included in revenues, net income, or FFO. This application results in income recognition that can differ significantly from current contract terms. Management believes that the measure resulting from an adjustment to MFFO for noncash interest expense and master lease proceeds, which we refer to as adjusted funds from operations ("AFFO"), provides supplemental information that (i) allows for better comparability of reporting periods and (ii) is reflective of the realized economic impact of our leases (including master leases) that is useful in assessing the sustainability of our operating performance. We also believe that AFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in significant acquisition and short-term borrowing activities.
Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO, MFFO, and AFFO the same way, so comparisons with other REITs may not be meaningful. FFO, MFFO and AFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

Reconciliations of our net loss to FFO, MFFO and AFFO for the three months and nine months ended September 30, 2012 and 2011 are provided below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Reconciliation of Net Loss to FFO, MFFO and AFFO:
Net loss	$(2,454,739)	$(2,640,362)	$(7,173,383)	$(6,253,559)
Adjustments:
Depreciation of real estate assets	3,401,365	1,351,492	8,832,425	2,625,287
Amortization of lease-related costs	2,124,723	780,550	5,445,319	1,373,511
Total Funds From Operations adjustments	5,526,088	2,132,042	14,277,744	3,998,798
Funds From Operations	3,071,349	(508,320)	7,104,361	(2,254,761)

Other income (expenses) included in net loss that do not correlate with our operations:
Additional amortization of lease assets	574,152	378,188	1,536,545	661,272
Straight-line rental income	(715,806)	(189,220)	(2,264,517)	(435,243)
Real estate acquisition-related costs	1,309,232	1,512,112	4,707,954	4,026,776
Total Modified Funds From Operations adjustments	1,167,578	1,701,080	3,979,982	4,252,805
Modified Funds From Operations	4,238,927	1,192,760	11,084,343	1,998,044

Noncash interest expense	861,812	429,096	1,780,867	750,011
Master lease proceeds	230,887	—	998,725	—
Adjusted Funds From Operations	$5,331,626	$1,621,856	$13,863,935	$2,748,055
Election as a REIT
We have elected to be taxed as a REIT under the Code and have operated as such beginning with our taxable year ended December 31, 2010. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.
Wells Core REIT TRS, LLC ("Wells Core TRS") is a wholly owned subsidiary of Wells Core Office Income REIT, Inc. that is organized as a Delaware limited liability company. We have elected to treat Wells Core TRS as a taxable REIT subsidiary. We may perform additional, noncustomary services for tenants of buildings that we own through Wells Core TRS, including any real estate or non-real-estate-related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 25% of the value of our total assets. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the provision relating to Wells Core TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation
We are exposed to inflation risk, as income from long-term leases is intended to be the primary source of our cash flows from operations. As is true for our current leases, we anticipate that there will be provisions in the majority of our future tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions could include rent steps; reimbursement billings for operating expense pass-through charges; real estate tax and insurance reimbursements on a per-square-foot basis; or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.
Application of Critical Accounting Policies
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Investment in Real Estate Assets
We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the assets to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of lease term or economic life
Intangible lease assets	Lease term
Evaluating the Recoverability of Real Estate Assets
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable.
When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.
Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).
Allocation of Purchase Price of Acquired Assets
Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on our estimate of their fair values.
The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.
Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessor
As further described below, in-place leases where we are the lessor may have values related to direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•
Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management's consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of tenant relationships is calculated based on the expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and are amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of September 30, 2012 and December 31, 2011, we had the following gross intangible in-place lease assets and liabilities:

	As of September 30, 2012
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$13,858,175	$41,112,043	$18,000,944	$1,105,083
Accumulated Amortization	(2,449,903)	(5,352,225)	(2,514,169)	(116,106)
Net	$11,408,272	$35,759,818	$15,486,775	$988,977

	As of December 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$25,957,852	$11,603,740	$1,105,083
Accumulated Amortization	(970,181)	(1,690,655)	(876,870)	(29,746)
Net	$11,302,655	$24,267,197	$10,726,870	$1,075,337

For the three months and nine months ended September 30, 2012 and 2011, we recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the three months ended September 30:
2012	$558,035	$1,483,056	$627,546	$28,787
2011	$343,796	$522,229	$258,321	$960

For the nine months ended September 30:
2012	$1,511,865	$3,759,746	$1,654,895	$86,360
2011	$598,849	$877,797	$495,714	$960

The remaining net intangible lease assets and liabilities as of September 30, 2012 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the three months ended December 31, 2012	$559,940	$1,519,947	$644,515	$28,786
For the year ending December 31:
2013	2,238,005	6,009,179	2,574,920	115,146
2014	2,238,005	5,995,118	2,574,920	115,146
2015	2,183,512	5,843,159	2,469,545	115,146
2016	2,149,989	5,713,384	2,426,403	115,146
2017	1,106,015	4,295,225	1,959,090	115,146
Thereafter	932,806	6,383,806	2,837,382	384,461
Total	$11,408,272	$35,759,818	$15,486,775	$988,977
Weighted-Average Amortization Period	5 years	6 years	6 years	9 years
Evaluating the Recoverability of Intangible Assets and Liabilities
The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, we reduce the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For lease extensions of in-place leases that are executed more than one year prior to the original lease expiration date, the useful life of the intangible lease assets and liabilities will be extended over the new lease term with the exception of those components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.
Related-Party Transactions and Agreements
We have entered into agreements with Wells Core Advisor, Wells Investment Securities, and Wells Management whereby we pay certain fees and reimbursements to Wells Core Advisor, Wells Investment Securities, and Wells Management for acquisition fees, selling commissions, dealer-manager fees, property management fees, asset management fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 9 to our accompanying consolidated financial statements included herein for a discussion of the various related-party agreements and the related transactions, fees, and reimbursements.
Assertion of Legal Action Against Related-Parties
On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc. ("Piedmont REIT") filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President and a director; Wells Capital, an affiliate of Wells Core Advisor; Wells Management, our property manager; certain affiliates of Wells Real Estate Funds; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007.

The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the U.S. Securities and Exchange Commission ("SEC") on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.
On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT.
On March 31, 2008, the Court granted in part the defendants' motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleged violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint sought, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint. Subsequent to the filing of the second amended complaint, the plaintiff said it intended to seek monetary damages of approximately $159 million plus prejudgment interest.
On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff's motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court's order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.
On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff's motion for leave to amend on June 23, 2009.
On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants' motion for summary judgment and granting, in part, the plaintiff's motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted "material" information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial.
On November 17, 2011, the Court issued rulings granting several of the plaintiff's motions in limine to prohibit the defendants from introducing certain evidence, including evidence of the defendants' reliance on advice from their outside legal and financial advisors, and limiting the defendants' ability to relate their subjective views, considerations, and observations during the trial of the case. On February 23, 2012, the Court granted several of the defendants' motions, including a motion for reconsideration regarding a motion the plaintiff had filed seeking exclusion of certain evidence impacting damages, and motions seeking exclusion of certain evidence proposed to be submitted by the plaintiff.
On March 20, 2012, the Court granted the defendants leave to file a motion for summary judgment.  On April 5, 2012, the defendants filed a motion for summary judgment. On September 26, 2012, the Court granted the defendants' motion for summary judgment and entered judgment in favor of the defendants. On October 12, 2012, the plaintiff filed a notice of appeal with the Eleventh Circuit Court of Appeals.
On October 22, 2012, Piedmont REIT announced that the parties reached an agreement in principle to settle the lawsuit on October 12, 2012. Under the terms of the proposed settlement, the plaintiff will dismiss the appeal and release all defendants from liability in exchange for total payment of $4.9 million in cash by Piedmont REIT and its insurer. The settlement, which is subject to Court approval following the negotiation and execution of definitive agreements and the provision of notice to the class, will resolve the appeal and result in the final disposition of the litigation.

Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action if for any reason the settlement is not approved. Although Wells Real Estate Funds believes that it has meritorious defenses to the claims of liability and damages in these actions, Wells Real Estate Funds is unable at this time to predict the outcome of the appeal of this action or, if reinstated, reasonably estimate a range of damages, or how any liability and responsibility for damages might be allocated among the 17 defendants in the action, which includes 11 defendants not affiliated with Mr. Wells, Wells Capital, or Wells Management. The ultimate resolution of this matter could have a material adverse impact on Wells Real Estate Funds' financial results, financial condition, or liquidity.
Commitments and Contingencies
We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 1, Note 6, and Note 9 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	the advisory agreement;

•	commitments under existing lease agreements;

•	the dealer-manager agreement; and

•	the master property management, leasing, and construction agreement.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	September 30, 2012	December 31, 2011
Assets:
Real estate assets, at cost:
Land	$44,611,434	$29,662,900
Buildings and improvements, less accumulated depreciation of $13,513,487 and $4,736,743 as of September 30, 2012 and December 31, 2011, respectively	329,427,476	224,467,544
Intangible lease assets, less accumulated amortization of $7,802,128 and $2,660,836 as of September 30, 2012 and December 31, 2011, respectively	47,168,090	35,569,852
Construction in progress	1,798	1,643,029
Total real estate assets	421,208,798	291,343,325
Cash and cash equivalents	8,333,335	4,690,866
Tenant receivables	4,033,793	1,793,734
Prepaid expenses and other assets	1,194,903	814,217
Deferred financing costs, less accumulated amortization of $1,967,707 and $1,299,125 as of September 30, 2012 and December 31, 2011, respectively	4,002,233	3,329,017
Intangible lease origination costs, less accumulated amortization of $2,514,169 and $876,870 as of September 30, 2012 and December 31, 2011, respectively	15,486,775	10,726,870
Deferred lease costs, less accumulated amortization of $244,524 and $102,806 as of September 30, 2012 and December 31, 2011, respectively	1,711,320	1,472,946
Total assets	$455,971,157	$314,170,975

Liabilities:
Lines of credit	$7,400,000	$85,000,000
Notes payable	124,900,000	35,954,895
Accounts payable and accrued expenses	7,002,560	6,872,046
Due to affiliates	439,340	684,914
Distributions payable	969,342	583,537
Deferred income	3,160,123	2,127,152
Intangible lease liabilities, less accumulated amortization of $116,106 and $29,746 as of September 30, 2012 and December 31, 2011, respectively	988,977	1,075,337
Total liabilities	144,860,342	132,297,881

Commitments and Contingencies (Note 6)

Redeemable Common Stock	3,995,837	2,538,167

Stockholders' Equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 15,860,581 and 9,043,589 shares issued and outstanding as of September 30, 2012 and December 31, 2011, respectively	158,606	90,436
Additional paid-in capital	350,894,196	200,198,600
Cumulative distributions in excess of earnings	(39,676,640)	(18,415,942)
Redeemable common stock	(3,995,837)	(2,538,167)
Accumulated other comprehensive loss	(265,347)	—
Total stockholders' equity	307,114,978	179,334,927
Total liabilities, redeemable common stock and stockholders' equity	$455,971,157	$314,170,975
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Revenues:
Rental income	$10,427,449	$4,292,446	$27,335,121	$8,042,497
Tenant reimbursements	2,950,591	1,366,072	7,140,139	2,853,911
Other property income	—	—	39,714	—
	13,378,040	5,658,518	34,514,974	10,896,408
Expenses:
Property operating costs	4,435,097	1,966,072	10,899,458	3,908,669
Asset and property management fees:
Related-party	947,293	409,239	2,573,719	716,793
Other	102,237	58,673	227,110	113,169
Depreciation	3,401,365	1,351,492	8,832,425	2,625,287
Amortization	2,124,723	780,550	5,445,319	1,373,512
General and administrative	1,366,301	923,832	3,411,252	2,001,235
Acquisition fees and expenses	1,309,232	1,512,112	4,707,954	4,026,776
	13,686,248	7,001,970	36,097,237	14,765,441
Real estate operating loss	(308,208)	(1,343,452)	(1,582,263)	(3,869,033)
Other income (expense):
Interest expense	(2,100,360)	(1,272,977)	(5,451,546)	(2,334,074)
Other income	128	274	147	2,994
	(2,100,232)	(1,272,703)	(5,451,399)	(2,331,080)
Loss before income tax expense	(2,408,440)	(2,616,155)	(7,033,662)	(6,200,113)
Income tax expense	(46,299)	(24,207)	(139,721)	(53,446)
Net loss	$(2,454,739)	$(2,640,362)	$(7,173,383)	$(6,253,559)

Per-share net loss – basic and diluted	$(0.17)	$(0.49)	$(0.57)	$(1.89)
Weighted-average common shares outstanding – basic and diluted	14,860,855	5,355,259	12,477,290	3,306,161

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Net loss	$(2,454,739)	$(2,640,362)	$(7,173,383)	$(6,253,559)
Other comprehensive loss:
Market value adjustment to interest rate swap	(265,347)	—	(265,347)	—
Comprehensive loss	$(2,720,086)	$(2,640,362)	$(7,438,730)	$(6,253,559)
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount
Balance, December 31, 2011	9,043,589	$90,436	$200,198,600	$(18,415,942)	$(2,538,167)	$—	$179,334,927
Issuance of common stock	6,952,838	69,528	173,411,555	—	—	—	173,481,083
Redemption of common stock	(135,846)	(1,358)	(3,325,370)	—	—	—	(3,326,728)
Increase in redeemable common stock	—	—	—	—	(1,457,670)	—	(1,457,670)
Distributions to common stockholders ($1.13 per share)	—	—	—	(14,087,315)	—	—	(14,087,315)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(15,867,070)	—	—	—	(15,867,070)
Other offering costs	—	—	(3,523,519)	—	—	—	(3,523,519)
Net loss	—	—	—	(7,173,383)	—	—	(7,173,383)
Market value adjustment to interest rate swap	—	—	—	—	—	(265,347)	(265,347)
Balance, September 30, 2012	15,860,581	$158,606	$350,894,196	$(39,676,640)	$(3,995,837)	$(265,347)	$307,114,978

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount
Balance, December 31, 2010	821,995	$8,220	$18,205,771	$(1,670,533)	$(42,703)	$—	$16,500,755
Issuance of common stock	5,876,212	58,762	146,764,825	—	—	—	146,823,587
Redemption of common stock	(5,337)	(53)	(133,346)	—	—	—	(133,399)
Increase in redeemable common stock	—	—	—	—	(1,390,077)	—	(1,390,077)
Distributions to common stockholders ($1.08 per share)	—	—	—	(3,692,048)	—	—	(3,692,048)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(13,800,356)	—	—	—	(13,800,356)
Other offering costs	—	—	(2,899,050)	—	—	—	(2,899,050)
Net loss	—	—	—	(6,253,559)	—	—	(6,253,559)
Balance, September 30, 2011	6,692,870	$66,929	$148,137,844	$(11,616,140)	$(1,432,780)	$—	$135,155,853

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited)
	Nine Months Ended
	September 30,
	2012	2011
Cash Flows from Operating Activities:
Net loss	$(7,173,383)	$(6,253,559)
Adjustments to reconcile net loss to net cash provided by operating activities:
Straight-line rental income	(2,264,517)	(435,243)
Depreciation	8,832,425	2,625,287
Amortization	6,981,864	2,034,783
Noncash interest expense	1,780,867	750,011
Changes in assets and liabilities, net of acquisitions:
Decrease (increase) in other tenant receivables	24,458	(427,042)
Increase in prepaid expenses and other assets	(380,686)	(220,764)
Increase in accounts payable and accrued expenses	100,829	2,112,117
(Decrease) increase in due to affiliates	(96,007)	422,575
Increase in deferred income	1,032,971	1,120,342
Net cash provided by operating activities	8,838,821	1,728,507

Cash Flows from Investing Activities:
Investment in real estate	(149,923,271)	(211,236,661)
Deferred lease costs paid	(1,158,129)	(32,131)
Net cash used in investing activities	(151,081,400)	(211,268,792)

Cash Flows from Financing Activities:
Due to affiliates	—	(293,543)
Deferred financing costs paid	(2,387,017)	(3,329,243)
Proceeds from lines of credit and notes payable	271,931,984	187,250,000
Repayments of lines of credit and notes payable	(260,586,879)	(100,775,000)
Issuance of common stock	173,208,166	146,507,046
Redemptions of common stock	(3,312,457)	(133,399)
Distributions paid to stockholders	(7,242,168)	(1,737,857)
Distributions paid to stockholders and reinvested in shares of our common stock	(6,459,342)	(1,598,142)
Commissions on stock sales and related dealer-manager fees paid	(15,718,430)	(13,432,298)
Other offering costs paid	(3,548,809)	(2,874,509)
Net cash provided by financing activities	145,885,048	209,583,055
Net change in cash and cash equivalents	3,642,469	42,770
Cash and cash equivalents, beginning of period	4,690,866	4,433,008
Cash and cash equivalents, end of period	$8,333,335	$4,475,778

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 (unaudited)

1.	Organization
Wells Core Office Income REIT, Inc. ("Wells Core Office Income REIT") was formed on July 3, 2007 as a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT"). Substantially all of Wells Core Office Income REIT's business is conducted through Wells Core Office Income Operating Partnership, L.P. ("Wells Core OP"), a Delaware limited partnership formed on July 3, 2007. Wells Core Office Income REIT is the sole general partner of Wells Core OP. Wells Core Office Income Holdings, LLC ("Wells Core Holdings"), a Delaware limited liability company formed on November 6, 2009, is the sole limited partner of Wells Core OP. Wells Core Office Income REIT owns 100% of the interests of Wells Core Holdings and possesses full legal control and authority over the operations of Wells Core OP and Wells Core Holdings. In addition, Wells Core OP formed Wells Core REIT TRS, LLC ("Wells Core TRS"), a wholly owned subsidiary organized as a Delaware corporation, on December 13, 2011 (see Note 2). References to Wells Core Office Income REIT herein shall include Wells Core Office Income REIT and all subsidiaries of Wells Core Office Income REIT, including Wells Core OP, Wells Core Holdings and Wells Core TRS, unless stated otherwise.
On June 10, 2010, Wells Core Office Income REIT commenced its initial public offering of up to 230,000,000 shares of common stock (the "Initial Offering") pursuant to a Registration Statement filed on Form S-11 under the Securities Act, with 30,000,000 of those shares being offered through the Wells Core Office Income REIT Distribution Reinvestment Plan ("DRP"). Under the Initial Offering, the primary shares are offered at a price of $25.00 per share, with discounts available to certain categories of purchases, and DRP shares are offered at a price of $23.75 per share. On September 29, 2010, Wells Core Office Income REIT received and accepted subscriptions under the Initial Offering equal to the minimum offering amount of $2.5 million, at which point active operations commenced. On January 29, 2012, the board of directors of Wells Core Office Income REIT approved an extension of the termination date of the Initial Offering from June 10, 2012 to June 10, 2013. On September 19, 2012, Wells Core Office Income REIT's board of directors determined that it is currently in Wells Core Office Income REIT's best interest not to conduct a follow-on public offering of shares of Wells Core Office Income REIT's common stock. Therefore, the Initial Offering is expected to terminate on June 10, 2013, pursuant to its terms.
As of September 30, 2012, Wells Core Office Income REIT had raised offering proceeds under the Initial Offering of approximately $398.8 million from the sale of approximately 16.0 million shares of common stock. After deductions from such gross offering proceeds for selling commissions and dealer-manager fees of approximately $36.4 million, acquisition fees of $8.0 million, and other offering expenses of approximately $8.0 million, Wells Core Office Income REIT had raised aggregate net offering proceeds of approximately $346.4 million, including net offering proceeds from the DRP of approximately $9.0 million. As of September 30, 2012, substantially all of Wells Core Office Income REIT's net offering proceeds have been invested in real properties and related assets, and approximately 184.4 million shares remain available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.
Wells Core Office Income REIT operates a diversified portfolio of commercial real estate consisting primarily of high-quality, income-generating office properties located in the United States and leased or pre-leased to creditworthy companies. Wells Core Office Income REIT intends to continue to invest in office and industrial properties at all stages of development, from those under construction to those with established operating histories. As of September 30, 2012, Wells Core Office Income REIT owned 11 office properties, consisting of approximately 1.9 million square feet. As of September 30, 2012, these office properties were 100% leased.
Wells Core Office Income REIT executed an agreement with Wells Core Office Income REIT Advisory Services, LLC (the "Advisor"), under which the Advisor will perform certain key functions on behalf of Wells Core Office Income REIT, including, among others, the investment of capital proceeds and management of day-to-day operations (the "Advisory Agreement"). On September 19, 2012, the Advisory Agreement was renewed through

June 10, 2013. The Advisor is a wholly owned subsidiary of Wells Real Estate Funds, Inc. ("WREF") and has contracted with Wells Capital, Inc. ("Wells Capital") and Wells Management Company, Inc. ("Wells Management"), also wholly owned subsidiaries of WREF, to engage their employees to carry out, among others, the key functions enumerated above on behalf of Wells Core Office Income REIT.
Wells Core Office Income REIT's stock is not listed on a national securities exchange. However, Wells Core Office Income REIT's charter requires that in the event that Wells Core Office Income REIT's stock is not listed on a national securities exchange by July 31, 2020, Wells Core Office Income REIT must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells Core Office Income REIT seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells Core Office Income REIT would then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Core Office Income REIT seeks and does not obtain approval to liquidate, Wells Core Office Income REIT would not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation
The consolidated financial statements of Wells Core Office Income REIT have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by U.S. generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of a full year's results.
Wells Core Office Income REIT owns a controlling financial interest in Wells Core OP, Wells Core Holdings and Wells Core TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Core OP, Wells Core Holdings and Wells Core TRS are prepared using accounting policies consistent with those used by Wells Core Office Income REIT. All intercompany balances and transactions have been eliminated in consolidation.
For further information, refer to the financial statements and footnotes included in Wells Core Office Income REIT's Annual Report on Form 10-K for the year ended December 31, 2011.

Intangible Assets and Liabilities Arising from In-Place Leases where Wells Core Office Income REIT is the Lessor
As of September 30, 2012 and December 31, 2011, Wells Core Office Income REIT had the following gross intangible in-place lease assets and liabilities:

	September 30, 2012
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$13,858,175	$41,112,043	$18,000,944	$1,105,083
Accumulated Amortization	(2,449,903)	(5,352,225)	(2,514,169)	(116,106)
Net	$11,408,272	$35,759,818	$15,486,775	$988,977

	As of December 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$25,957,852	$11,603,740	$1,105,083
Accumulated Amortization	(970,181)	(1,690,655)	(876,870)	(29,746)
Net	$11,302,655	$24,267,197	$10,726,870	$1,075,337

For the three months and nine months ended September 30, 2012 and 2011, Wells Core Office Income REIT recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the three months ended September 30:
2012	$558,035	$1,483,056	$627,546	$28,787
2011	$343,796	$522,229	$258,321	$960

For the nine months ended September 30:
2012	$1,511,865	$3,759,746	$1,654,895	$86,360
2011	$598,849	$877,797	$495,714	$960

The remaining net intangible lease assets and liabilities as of September 30, 2012 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the three months ended December 31, 2012	$559,940	$1,519,947	$644,515	$28,786
For the year ending December 31:
2013	2,238,005	6,009,179	2,574,920	115,146
2014	2,238,005	5,995,118	2,574,920	115,146
2015	2,183,512	5,843,159	2,469,545	115,146
2016	2,149,989	5,713,384	2,426,403	115,146
2017	1,106,015	4,295,225	1,959,090	115,146
Thereafter	932,806	6,383,806	2,837,382	384,461
Total	$11,408,272	$35,759,818	$15,486,775	$988,977
Weighted-Average Amortization Period	5 years	6 years	6 years	9 years
Redeemable Common Stock
Under Wells Core Office Income REIT's share redemption program, as amended ("SRP"), the decision to honor redemptions, subject to certain plan requirements and limitations, falls outside the control of Wells Core Office Income REIT. As a result, Wells Core Office Income REIT records redeemable common stock in the temporary equity section of its consolidated balance sheet. Wells Core Office Income REIT's SRP currently requires Wells Core Office Income REIT to honor redemption requests made within two years following a stockholder's death, qualifying disability or qualification for federal assistance in connection with the payment of costs of confinement to a long-term care facility, of a stockholder, subject to certain limitations. Wells Core Office Income REIT's capacity to honor redemptions is limited to the lesser of (i) the amount of net proceeds raised under the DRP during the immediately preceding 12-month period, or (ii) 5% of the weighted-average numbers of shares outstanding in the immediately preceding 12-month period. Accordingly, as of September 30, 2012, redeemable common stock is measured at an amount equal to the net proceeds raised under the DRP during the immediately preceding 12-month period.

Income Taxes
Wells Core Office Income REIT has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and has operated as such beginning with its taxable year ended December 31, 2010. To qualify as a REIT, Wells Core Office Income REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells Core Office Income REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Core Office Income REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service ("IRS") grants Wells Core Office Income REIT relief under certain statutory provisions.
Wells Core Office Income REIT has elected to treat Wells Core TRS as a taxable REIT subsidiary. Wells Core Office Income REIT may perform certain additional, noncustomary services for tenants of its buildings through Wells Core TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells Core Office Income REIT to continue to qualify as a REIT, Wells Core Office Income REIT must limit its investments in taxable REIT subsidiaries to 25% of the value of the total assets of Wells Core Office Income REIT. Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized. Wells Core Office Income REIT records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.
No provision for federal income taxes has been made in the accompanying consolidated financial statements, other than the provision relating to Wells Core TRS, as Wells Core Office Income REIT has made distributions in excess of taxable income for the periods presented. Wells Core Office Income REIT is subject to certain state and local taxes related to property operations in certain locations, which have been provided for in the accompanying consolidated financial statements.
Fair Value Measurements
Wells Core Office Income REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:
Level 1 - Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.
Level 2 - Assets and liabilities valued based on observable market data for similar instruments.
Level 3 - Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.
Wells Core Office Income REIT applies the provisions of the accounting standard for fair value measurements and disclosures to the estimations of fair value of all debt instruments based on Level 2 assumptions. In addition, Wells Core Office Income REIT applies the provisions of the accounting standard for fair value measurements and disclosures to the allocation of the purchase price of acquired properties to assets and liabilities based on Level 3 assumptions.
Interest Rate Swaps
Wells Core Office Income REIT has entered into an interest rate swap contract, and may enter into future interest rate swap contracts, to hedge its exposure to changing interest rates on variable rate debt instruments (see Note 5). Wells Core Office Income REIT does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells Core Office Income REIT records the fair value of its interest rate swap either as prepaid expenses and other assets or as accounts payable and accrued expenses. Changes in the fair value of the effective portion of interest rate swaps that are designated as cash flow hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of a hedge, if any, is recognized in earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment, if any, are recorded as gain (loss) on interest rate swaps. Amounts received or paid under interest rate swap agreements are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.
Wells Core Office Income REIT applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swap at fair value. The fair value of the interest rate swap, classified under Level 2, was determined using a third-party proprietary model that is based on prevailing market data for contracts with matching durations, current and anticipated London Interbank Offered Rate ("LIBOR") information, and reasonable estimates about relevant future market conditions. As of September 30,

2012, Wells Core Office Income REIT recognized the fair value of an interest rate swap that qualifies for hedge accounting treatment of $265,347 in accounts payable and accrued expenses.
Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2011-04, Fair Value Measurement Topic Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04"). ASU 2011-04 converges the GAAP and International Financial Reporting Standards definition of "fair value," the requirements for measuring amounts at fair value, and disclosures about these measurements. The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU 2011-04 was effective for Wells Core Office Income REIT for the interim period beginning January 1, 2012. The adoption of ASU 2011-04 has not had a material impact on Wells Core Office Income REIT's financial statements or disclosures.
In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income Topic Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The adoption of ASU 2011-05 was effective for Wells Core Office Income REIT for the interim period beginning January 1, 2012, except for the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income that has been indefinitely deferred. The adoption of ASU 2011-05 has not had a material impact on Wells Core Office Income REIT's financial statements or disclosures.

3.     Real Estate Acquisitions

During the nine months ended September 30, 2012, Wells Core Office Income REIT acquired the following properties:

					Intangibles
Property Name	Location	Acquisition Date	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Origination Costs	Total Purchase Price(1)	Lease Details
South Lake Building	Herndon, VA	3/22/2012	$9,008,108	$68,789,189	$8,701,014	$4,401,689	$90,900,000	(2)
Four Parkway North Building	Deerfield, IL	7/2/2012	3,740,427	29,822,319	6,368,834	1,213,111	41,144,691	(3)
2275 Cabot Drive Building	Lisle, IL	9/5/2012	2,200,000	13,100,000	1,800,000	800,000	17,900,000	(4)
Total			$14,948,535	$111,711,508	$16,869,848	$6,414,800	$149,944,691

(1)
Purchase price is presented exclusive of closing costs, adjustments and acquisition fees and has been allocated to tangible assets, consisting of land, building and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on preliminary estimates of their fair values.

(2)	A ten-story office building containing approximately 268,200 rentable square feet and that is 100% leased to two tenants with a weighted-average remaining lease term of seven years.

(3)	A five-story office building containing approximately 171,500 rentable square feet and that is 100% leased to four tenants with a weighted-average remaining lease term of six years.

(4)	A three-story office building containing approximately 94,400 rentable square feet and that is 100% leased to McCain Foods USA, Inc. with a lease expiration in May 2021.

For the periods from the respective dates of acquisition through September 30, 2012, Wells Core Office Income REIT recognized the following amounts related to the properties acquired in 2012:

Property Name	Acquisition Dates	Revenues	Net Income (Loss)	Acquisition- related Expenses(1)
South Lake Building	3/22/2012	$5,100,852	$517,614	$758,327
Four Parkway North Building	7/2/2012	1,220,792	(70,866)	215,537
2275 Cabot Drive Building	9/5/2012	203,670	(125,535)	61,584
Total		$6,525,314	$321,213	$1,035,448

(1)	Acquisition-related expenses are recorded as acquisition fees and expenses in the accompanying consolidated statement of operations.
Pro Forma Financial Information for Real Estate Acquisitions
The following unaudited pro forma information presented for the three months and nine months ended September 30, 2012 and 2011 have been presented for Wells Core Office Income REIT to give effect to the acquisitions through September 30, 2012, including the Westway I Building, the Duke Bridges I & II Buildings, the Miramar Centre II Building, the 7601 Technology Way Building, the Westway II Building, the Franklin Center Building, the South Lake Building, the Four Parkway North Building, and the 2275 Cabot Drive Building as if the acquisitions occurred on January 1, 2011. This unaudited pro forma financial information has been prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions been consummated on January 1, 2011.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues	$13,908,463	$13,746,392	$41,053,440	$40,972,146
Net loss	$(2,675,532)	$(2,130,565)	$(7,407,769)	$(5,158,346)
Per-share net loss – basic and diluted	$(0.17)	$(0.13)	$(0.47)	$(0.33)
Weighted-average common shares outstanding – basic and diluted	15,860,581	15,860,581	15,860,581	15,860,581

The following unaudited pro forma statements of operations presented for the three months and nine months ended September 30, 2011 and 2010 have been presented for Wells Core Office Income REIT to give effect to the acquisitions through September 30, 2011, including the Westway I Building, the Duke Bridges I & II Buildings, the Miramar Centre II Building, the 7601 Technology Way Building, the Westway II Building, and the 2010 acquisitions of the Royal Ridge V Building and the 333 East Lake Street Building as if the acquisitions occurred on September 29, 2010 (the date Wells Core Office Income REIT commenced active operations). The unaudited pro forma financial information has been prepared for information purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions been consummated as of September 29, 2010.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues	$7,280,281	$158,913	$21,691,567	$158,913
Net loss	$(2,714,918)	$(451,557)	$(6,722,504)	$(556,227)
Per-share net loss – basic and diluted	$(0.41)	$(0.07)	$(1.00)	$(0.08)
Weighted-average common shares outstanding – basic and diluted	6,692,870	6,692,870	6,692,870	6,692,870

4.     Lines of Credit and Notes Payable
As of September 30, 2012 and December 31, 2011, Wells Core Office Income REIT had the following indebtedness outstanding:

	Outstanding Balance as of
Facility	September 30, 2012	December 31, 2011
Lines of Credit	$7,400,000	$85,000,000
Wells Core Term Loan	100,000,000	—
Technology Way Loan	24,900,000	24,900,000
Royal Ridge V Loan	—	11,054,895
Total indebtedness	$132,300,000	$120,954,895
Unsecured Debt Facility
Wells Core Office Income REIT, through Wells Core OP, entered into an unsecured credit facility (the "Wells Core Unsecured Debt Facility") on September 26, 2012 with a syndicate of banks led by Regions Bank ("Regions"), U.S. Bank National Association ("U.S. Bank"), and JPMorgan Chase Bank, N.A. ("JPMorgan"). The Wells Core Unsecured Debt Facility replaced the credit facility, dated as of June 29, 2011 (the "Amended Regions Credit Facility"), by and between Wells Core OP, Regions and U.S. Bank.
Under the Wells Core Unsecured Debt Facility, Wells Core Office Income REIT may borrow up to a total of $300 million (the "Facility Amount"), subject to availability. The Facility Amount is comprised of a revolving credit facility in an amount up to $200 million (the "Wells Core Revolving Facility") and a term loan facility in an amount up to $100 million (the "Wells Core Term Loan"). Wells Core Office Income REIT also has the right to increase the Facility Amount by an aggregate of $150 million to a total facility amount of $450 million provided that no default has occurred. The Wells Core Revolving Facility also includes a standby letter of credit facility with an initial $20 million sublimit and a swingline facility with an initial $20 million sublimit, in each case subject to availability. Aggregate advances, letters of credit or swingline loans outstanding at any time under the Wells Core Unsecured Debt Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 55% multiplied by the value of the properties, as defined in the agreement, used to support the Wells Core Unsecured Debt Facility (60% for up to two consecutive quarters immediately following a major acquisition as defined by the Wells Core Unsecured Debt Facility), or (3) an amount that would produce a minimum ratio of the adjusted net operating income of the properties used to support the Wells Core Unsecured Debt Facility to the amount outstanding under the Wells Core Unsecured Debt Facility of not less than 0.11 to 1.0. Draws under the Wells Core Unsecured Debt Facility will be supported by properties directly owned by the Wells Core Office Income REIT's subsidiaries that Wells Core Office Income REIT has elected to add to the borrowing base. These borrowing base properties are not available to be used as collateral for any other debt arrangements. The proceeds of the Wells Core Unsecured Debt Facility may be used by Wells Core Office Income REIT to acquire properties and for working capital, capital expenditures and other general corporate purposes.
The entire unpaid principal balance of all borrowings and all accrued and unpaid interest thereon under the Wells Core Revolving Facility and the Wells Core Term Loan will be due and payable in full on September 26, 2015 and September 26, 2017, respectively. Wells Core Office Income REIT has the option to extend the Wells Core Revolving Facility for two periods of 12 months each subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Wells Core Revolving Facility. Wells Core Office Income REIT may borrow under the Wells Core Unsecured Debt Facility at rates equal to (1) LIBOR plus the applicable LIBOR Margin (the “LIBOR Rate”) or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50% or (c) the one-month LIBOR (adjusted daily) plus 1.00%, plus the applicable base rate margin (the “Base Rate”). The applicable LIBOR margin under the Wells Core Revolving Facility and Wells Core Term Loan may vary from 1.75% to 2.50% and from 1.65% to 2.40%, respectively, and the applicable base rate margin under the Wells Core Revolving Facility and Wells Core Term Loan may vary from 0.75% to 1.50% and 0.65% to 1.40%, respectively, based on Wells Core Office Income REIT's then current leverage ratio. All swingline loans issued under the Wells Core Unsecured Debt Facility will bear interest at the Base Rate. Wells Core Office Income REIT generally will be required to make interest-only payments. Wells Core Office Income REIT also may prepay the Wells Core Unsecured Debt Facility in whole or in part at any time without penalty, subject to reimbursement of any breakage and redeployment costs incurred by lenders in the case of prepayment of LIBOR Rate borrowings; however, amounts repaid on the Wells Core Term Loan may not be reborrowed.
Wells Core Office Income REIT is required to pay a fee on the unused portion of the Wells Core Revolving Facility in an amount equal to the daily unused amount of the Wells Core Revolving Facility multiplied by a rate per annum equal to (1) 0.35% if 50% or less of the Wells Core Revolving Facility is utilized or (2) 0.25% if more than 50% of the Wells Core Revolving Facility is utilized, payable quarterly in arrears. Wells Core Office Income REIT will also pay a fee at a rate per annum equal to the Wells Core Revolving Facility applicable margin for LIBOR-based loans on the maximum amount available to be drawn under each letter of credit that is issued and outstanding, payable quarterly in arrears. Additionally, Wells Core Office Income REIT must pay Regions a one-time fronting fee equal to the greater of (1) $1,500 or (2) 0.125% on the stated amount of each letter of credit issued pursuant to the Wells Core Unsecured Debt Facility, payable at the time of issuance. Wells Core OP's obligations with respect to the Wells Core Unsecured Debt Facility are guaranteed by Wells Core Office Income REIT and by certain material subsidiaries of Wells Core OP, as defined in the Wells Core Unsecured Debt Facility, pursuant to the terms of a guaranty dated as of September 26, 2012.
The Wells Core Unsecured Debt Facility contains, among others, the following restrictive covenants:

•
The ratio of Wells Core Office Income REIT's total indebtedness to the total value of our assets, as both are defined in the Wells Core Unsecured Debt Facility, may not exceed 0.55 to 1.00, provided that, prior to the termination date of the Wells Core Revolving Facility, such ratio may exceed 0.55 to 1.00 for up to two consecutive quarters immediately following a major acquisition, as defined in the Wells Core Unsecured Debt Facility, during the term of the Wells Core Revolving Facility so long as such ratio does not exceed 0.60 to 1.00 during the same period.

•	Wells Core Office Income REIT's amount of secured debt may not exceed 40% of its consolidated tangible assets.

•	Wells Core Office Income REIT's amount of secured recourse debt may not exceed 15% of its consolidated tangible assets.

•	The ratio of Wells Core Office Income REIT's adjusted EBITDA to its fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

•
Wells Core Office Income REIT's tangible net worth may not be less than the sum of (i) $233,786,150, plus (ii) 72.25% of the gross cash proceeds from all equity issuances consummated after September 26, 2012.

As of September 30, 2012, Wells Core Office Income REIT believes it was in compliance with all restrictive covenants of its outstanding debt obligations.

The outstanding balance on the mortgage loan with Jackson National Life Insurance Company, which Wells Core Office Income REIT refers to as the Royal Ridge V Loan, was repaid in full on September 26, 2012 in connection with the closing of the Wells Core Unsecured Debt Facility.

Fair Value of Outstanding Debt

As of September 30, 2012, Wells Core Office Income REIT's total indebtedness approximated fair value. The estimated fair value of Wells Core Office Income REIT's total indebtedness as of December 31, 2011 was approximately $123.5 million. Wells Core Office Income REIT estimated the fair values of its debt instruments based on discounted cash flow analysis using the current incremental borrowing rates for similar types of borrowing arrangements obtained from multiple market participants as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Weighted-Average Interest Rate and Interest Paid
As of September 30, 2012 and December 31, 2011, the weighted-average interest rates on Wells Core Office Income REIT's line of credit and notes payable were approximately 2.06% and 3.99%, respectively. Wells Core Office Income REIT made the following interest payments on its borrowings:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Lines of credit	$1,222,562	$231,415	$3,290,127	$765,879
Wells Core Term Loan	—	—	—	—
Mortgage notes payable	279,251	210,974	783,851	432,974
	$1,501,813	$442,389	$4,073,978	$1,198,853

No interest was capitalized during the nine months ended September 30, 2012 and 2011.

5.     Interest Rate Swap

On September 26, 2012, Wells Core Office Income REIT entered into an interest rate swap agreement with JPMorgan to hedge its exposure to changing interest rates on $75.0 million of the Wells Core Term Loan (the "Interest Rate Swap"). The Interest Rate Swap has an effective date of September 26, 2013 and matures on September 26, 2017. Under the terms of the Interest Rate Swap, Wells Core Office Income REIT pays interest at a fixed rate of 0.891% per annum and receives LIBOR-based interest payments from JPMorgan on a notional amount of $75.0 million. Beginning September 26, 2013, the Interest Rate Swap effectively fixes the interest rate on $75.0 million of the Wells Core Term Loan at 0.891% plus a margin of 1.65% to 2.40%, based on Wells Core Office Income REIT's then current leverage ratio.

During the nine months ended September 30, 2012 and 2011, Wells Core Office Income REIT recorded the following amounts related to the Interest Rate Swap:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Market value adjustment to interest rate swap designated as a hedging instrument and included in other comprehensive income	$(265,347)	$—	$(265,347)	$—

During the periods presented, there was no hedge ineffectiveness on the Interest Rate Swap required to be recognized in earnings, and there were no derivative instruments that did not qualify for hedge accounting treatment.

6.     Commitments and Contingencies
Commitments Under Existing Lease Agreements
Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells Core Office Income REIT to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant, including the following:

Building	Tenant	September 30, 2012
Miramar Centre II Building	Humana Medical Plan, Inc.	$144,591
Litigation
From time to time, Wells Core Office Income REIT is party to legal proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any reasonably possible loss relating to these matters using the latest information available.  Wells Core Office Income REIT records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated.  If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Wells Core Office Income REIT accrues the best estimate within the range.  If no amount within the range is a better estimate than any other amount, Wells Core Office Income REIT accrues the minimum amount within the range.  If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Wells Core Office Income REIT discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made.  If an unfavorable outcome is reasonably possible and the estimated loss is material, Wells Core Office Income REIT discloses the nature and estimate of the possible loss of the litigation. Wells Core Office Income REIT does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote. Wells Core Office Income REIT is not currently involved in any legal proceedings for which the outcome is expected to have a material effect on the results of operations or financial condition of Wells Core Office Income REIT. Wells Core Office Income REIT is not aware of any legal proceedings contemplated by governmental authorities.
7.    Share Redemption Program
On August 13, 2012, Wells Core Office Income REIT's board of directors amended and restated the SRP (the "Amended SRP"), effective October 1, 2012. The Amended SRP provides that the redemption price for all redemptions, including redemptions sought within two years of a stockholder's death, qualifying disability or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility will be calculated in the same manner. Specifically, until Wells Core Office Income REIT completes its offering stage, the price per share will be 91% of the price at which Wells Core Office Income REIT sold the share, or $22.75 per share for a share issued at $25.00. After Wells Core Office Income REIT completes its offering stage, the price will be 95% of the estimated per share value, subject to any adjustments as provided in the Amended SRP.

As of September 30, 2012 and December 31, 2011, approximately $3.6 million, or 147,273 shares, and $285,600, or 11,427 shares, respectively, of Wells Core Office Income REIT's common stock had been redeemed. As of September 30, 2012, approximately $14,300, or 571 shares, of Wells Core Office Income REIT's common stock was tendered for redemption and is included in accounts payable and accrued expenses in the accompanying consolidated balances sheets. As of December 31, 2011, all eligible shares tendered for redemption were redeemed.

8.     Supplemental Disclosures of Noncash Activities
Outlined below are significant noncash investing and financing transactions for the nine months ended September 30, 2012 and 2011, respectively:

	Nine Months Ended
	September 30,
	2012	2011
Other liabilities assumed upon acquisition of properties	$1,042,828	$1,510,056
Commissions on stock sales and related dealer-manager fees due to affiliate	$41,140	$122,980
Other offering costs due to affiliate	$31,936	$42,971
Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	$(265,347)	$—
Distributions payable	$969,342	$396,592
Discounts applied to issuance of common stock under primary offering	$272,917	$316,541
Discounts applied to issuance of common stock under DRP	$339,961	$81,813
Increase in redeemable common stock	$1,457,670	$1,390,077
Accrued redemptions of common stock	$14,271	$—
Deferred financing costs payable	$67,066	$—

9.     Related-Party Transactions
Advisory Agreement
Wells Core Office Income REIT is party to an agreement with the Advisor, referred to as the Advisory Agreement, under which the Advisor is required to perform services and shall be compensated for such services, as outlined below:

•
Reimbursement of organization and offering costs paid by the Advisor on behalf of Wells Core Office Income REIT, not to exceed 2.0% of gross offering proceeds as of the date of reimbursement. Organization and offering expenses may include legal costs, accounting costs, printing costs, personnel expenses, and other bona fide offering-related costs. When reimbursing the Advisor for organization and offering expenses, subject to the above-described limitation, Wells Core Office Income REIT first reimburses all costs incurred by third parties to date; once all third-party costs have been reimbursed, Wells Core Office Income REIT then reimburses the Advisor for personnel expenses incurred to date.

•
Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations. Wells Core Office Income REIT also reimburses the Advisor for expenses it pays to third parties in connection with acquisitions or potential acquisitions.

•
Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) the properties owned other than through joint ventures and (ii) investments in joint ventures plus Wells Core Office Income REIT's allocable share of capital improvements made by the joint venture.

•
Debt financing fee equal to 0.20% annually of the total capacity of all third-party financing arrangements (whether or not drawn), originated, obtained, or otherwise assumed by or for Wells Core Office Income REIT, including mortgage debt, lines of credit, and other term indebtedness; provided that, notwithstanding the annual nature of the fee, in no event will Wells Core Office Income REIT pay an aggregate amount of more than 0.50% of the amount available under any particular financing arrangement or refinancing of such arrangements.

•
Reimbursement for all costs and expenses the Advisor incurs in fulfilling its duties as the asset manager, including wages and salaries (but excluding bonuses) and other employee-related expenses of the Advisor's employees, who perform a full range of real estate services for Wells Core Office Income REIT, including management, administration, operations, and marketing, and are allocated to Wells Core Office Income REIT, provided that such expenses are not reimbursed if incurred in connection with services for which the Advisor receives a disposition fee (described below) or an acquisition fee or that are reimbursable under a property management agreement or other agreement between Wells Core Office Income REIT and the Advisor or its affiliates. Such costs and expenses are allocated to Wells Core Office Income REIT for reimbursement based upon an allocation methodology approved annually by the conflicts committee of the board of directors. Total operating expenses of Wells Core Office Income REIT, including the reimbursement of these costs and expenses to the Advisor, are limited as described below in Limitation on Operating Expenses.

•
For any property, loan, or other permitted investment sold by Wells Core Office Income REIT, a real estate commission equal to 1.0% of the sales price, with the limitation that the total real estate commissions for any Wells Core Office Income REIT property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

•
Incentive fee of 15% of net sales proceeds remaining after then-current stockholders have received distributions equal to the sum of their invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells Core Office Income REIT are not listed on an exchange.

•
Listing fee of 15% of the amount by which the market value of the then-outstanding common stock plus distributions paid on such stock prior to listing exceeds the sum of 100% of the invested capital of then-current common stockholders plus an 8% return on such invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Effective August 7, 2012, the Advisory Agreement was renewed through November 6, 2012 upon terms identical to those in effect through August 6, 2012. On September 19, 2012, the Advisory Agreement was renewed through June 10, 2013. The terms of the agreement, other than the change in the expiration date of the agreement from November 6, 2012 to June 10, 2013 are identical to those of the Advisory Agreement in effect through November 6, 2012. The Advisory Agreement may be renewed for an unlimited number of successive periods up to one-year each upon the mutual consent of the parties. Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days' prior written notice to the other party. Under the terms of the Advisory Agreement, WREF guarantees the Advisor's performance and any amounts payable in connection therewith.
Under the terms of the Advisory Agreement, Wells Core Office Income REIT is obligated to reimburse the Advisor for organization and offering expenses in an amount equal to the lesser of actual costs incurred or 2.0% of total gross offering proceeds raised from the sale of shares of its common stock to the public. As of September 30, 2012, the Advisor has incurred aggregate organization and offering expenses on behalf of Wells Core Office Income REIT of approximately $17.2 million. As of September 30, 2012, Wells Core Office Income REIT has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $8.0 million related to the Initial Offering, which represents approximately 2.0% of cumulative gross proceeds raised by Wells Core Office Income REIT under the Initial Offering. The remaining $9.2 million will be charged to additional paid-in capital and will become payable to the Advisor to the extent Wells Core Office Income REIT raises sufficient additional offering proceeds under the Initial Offering.
Limitation on Operating Expenses
The Advisor has the responsibility of limiting Wells Core Office Income REIT's total operating expenses, as defined by its charter, to no more than the greater of 2% of average invested assets at the end of any fiscal quarter or 25% of net income, as defined by its charter, for the four previous consecutive quarters then ended unless a majority of Wells Core Office Income REIT's independent directors determine that such excess expenses are justified based on unusual and nonrecurring factors. Unless the independent directors determine that the excess expenses were justified, the Advisor must reimburse the excess operating expenses to Wells Core Office Income REIT within 60 days after the end of each fiscal quarter. Total operating expenses means all expenses paid or incurred by Wells Core Office Income REIT, as determined under GAAP, that are in any way related to its operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of its stock; (b) interest payments; (c) taxes; (d) noncash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees to the extent permitted by Wells Core Office Income REIT's charter; and (f) acquisition fees, acquisition expenses (including expenses relating to potential acquisitions that do not close), real estate commissions on the resale of property and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). For the four consecutive quarters ended September 30, 2012, Wells Core Office Income REIT was in compliance with the operating expense limitation.
Dealer-Manager Agreement
Wells Core Office Income REIT is party to a dealer-manager agreement (the "Dealer-Manager Agreement") with Wells Investment Securities, Inc. ("WIS"), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells Core Office Income REIT. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells Core Office Income REIT, all of which is re-allowed to participating broker/dealers. Wells Core Office Income REIT pays no commissions on shares issued under the DRP.
Additionally, Wells Core Office Income REIT is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells Core Office Income REIT's stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker/dealers. Wells Core Office Income REIT pays no dealer-manager fees on shares issued under the DRP.
Master Property Management, Leasing, and Construction Agreement
Wells Core Office Income REIT, the Advisor, and Wells Management, an affiliate of Wells Capital, are party to a Master Property Management, Leasing, and Construction Management Agreement (the "Management Agreement") under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction activities of certain Wells Core Office Income REIT properties:

•
property management fees negotiated for each property managed by Wells Management; typically this fee is equal to a percentage of the gross monthly income collected for that property for the preceding month;

•
leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells Core Office Income REIT during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond 10 years;

•
construction management fees for projects overseen by Wells Management, such as capital projects, new construction, and tenant improvements, which fees are to be market-based and negotiated for each property managed by Wells Management; and

•	other fees as negotiated with the addition of each specific property covered under the agreement.
The Management Agreement was renewed on August 11, 2012 for an additional one-year term.

Related-Party Costs
Pursuant to the terms of the agreements described above, Wells Core Office Income REIT incurred the following related-party costs for the three months and nine months ended September 30, 2012 and 2011:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Commissions, net of discounts(1)(2)	$3,480,201	$4,163,987	$11,430,595	$9,872,911
Dealer-manager fees, net of discounts(1)	1,254,370	1,521,308	4,163,558	3,610,904
Acquisition fees	1,056,083	1,238,248	3,464,163	2,930,141
Other offering costs(1)	1,056,083	1,220,460	3,523,519	2,899,050
Asset management fees	806,197	325,332	2,143,744	579,450
Administrative reimbursements	845,298	361,106	1,955,866	856,012
Property management fees	141,096	83,907	429,975	137,343
Debt financing fee	168,000	168,000	504,000	249,100
Related-party interest expense(3)	—	—	—	5,862
Total	$8,807,328	$9,082,348	$27,615,420	$21,140,773

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders' equity, as incurred.

(2)	All commissions were re-allowed to participating broker/dealers during the three months and nine months ended September 30, 2012 and 2011.

(3)
Related-party interest expense was payable to WREF on amounts previously outstanding under a $10.0 million secured revolving bridge loan with WREF, which was originated on October 5, 2010 and repaid in full on February 15, 2011.

Wells Core Office Income REIT incurred no related-party construction fees, incentive fees, listing fees, disposition fees, or leasing commissions during the three months and nine months ended September 30, 2012 and 2011.
Due to Affiliates
The detail of amounts due to affiliates is provided below as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
Administrative reimbursements	$275,428	$154,429
Property management fees	58,900	42,248
Asset management fees	—	152,563
Debt financing fee	—	56,000
Other offering costs	31,936	57,226
Acquisition fees	31,936	57,031
Commissions and dealer-manager fees	41,140	165,417
Total	$439,340	$684,914
Conflicts of Interest
As of September 30, 2012, the Advisor had no direct employees. The Advisor is a wholly owned subsidiary of WREF and has contracted with Wells Capital and Wells Management to perform many of its obligations under the Advisory Agreement. Until such time, if ever, as the Advisor hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will continue to rely upon employees of Wells Capital and Wells Management. Wells Capital also is a general partner or advisor of other public real estate investment programs sponsored by WREF. As such, in connection with managing the advisor activities under the Advisory Agreement and serving as a general partner or advisor for other Wells-sponsored programs, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities.
Additionally, one of the members of Wells Core Office Income REIT's board of directors also serves on the board of two other REITs sponsored by WREF and, accordingly, may encounter certain conflicts of interest regarding investment and operational decisions.
Operational Dependency
Wells Core Office Income REIT has contracted with the Advisor, Wells Management, and WIS to provide certain services that are essential to Wells Core Office Income REIT, including asset management services, the supervision of the property management and leasing of some properties owned by Wells Core Office Income REIT, asset acquisition and disposition services, the sale of shares of Wells Core Office Income REIT's common stock, as well as other administrative responsibilities for Wells Core Office Income REIT, including accounting services, stockholder communications, and investor relations. In addition, the Advisor has engaged Wells Capital to retain the use of its employees to carry out certain of the services listed above. As a result of these relationships, Wells Core Office Income REIT's operations are dependent upon the Advisor, Wells Capital, Wells Management, and WIS.
The Advisor, Wells Capital, Wells Management, and WIS are owned and controlled by WREF. Historically, the operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells Core Office Income REIT focuses on the financial condition of WREF when assessing the financial condition of the Advisor, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Core Office Income REIT might be required to find alternative service providers.
Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF's subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells Core Office Income REIT and other WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT previously sponsored by Wells Capital. As of September 30, 2012, Wells Core Office Income REIT has no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due. Modifying service agreements between WREF, or its affiliates, and Wells Core Office Income REIT, or other WREF-sponsored programs, could impact WREF's future net income and future access to liquidity and capital resources. For example, a large portion of WREF's income is derived under an advisory agreement with Wells Real Estate Investment Trust II, Inc. ("Wells REIT II") and WREF does not expect to receive significant compensation from Wells REIT II beyond December 31, 2013.
10.     Subsequent Event
Sale of Shares of Common Stock
From October 1, 2012 to October 31, 2012, Wells Core Office Income REIT raised approximately $16.3 million through the issuance of approximately 0.7 million shares of its common stock under the Initial Offering. As of October 31, 2012, approximately 183.7 million shares remained available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated July 6, 2012, supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, and supplement no. 4 dated November 9, 2012.
Supplement no. 1 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the risks related to an investment in our shares;

•	experts information; and

•	information incorporated by reference.

Supplement no. 2 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to our risk factors;

•	the renewal of our advisory agreement;

•	the amended share redemption program;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2012, filed on August 13, 2012; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2012.

Supplement no. 3 includes:

•	the status of the offering;

•	the acquisition of the 2275 Cabot Drive Building;

•	the renewal of our advisory agreement;

•	the execution of an unsecured credit facility;

•	information regarding our indebtedness;

•	updates to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our advisor.

Supplement no. 4 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	a change to the IRA custodian for purchasers who want to purchase shares through an IRA account;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and nine months ended September 30, 2012, filed on November 6, 2012; and

•	our unaudited financial statements as of and for the three months and nine months ended September 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on November 6, 2012.